POINTERTOP®

Company Presentation


Innovation At Work
Who We Are

AGENDA

- The Problem with High-Touch Industries
- CrozTop as the Solution
- Game-Changing Benefits
- Explosive Market Opportunity
- Go-To-Market for Scale
- Experienced Team
- Investment Opportunity

AGENT-BASED INDUSTRIES FACE
A COMPLICATED ONLINE SALES FUNNEL


DIGITAL SALES FUNNEL
CROZTOP
ADVERTISEMENT
WEB CONTENT
EMAIL FORM
CALL-BACK
SALE
Funnel Leakage
CONVERSION
1-9%
Hot-Engage Leads
CROZ-
TOP
Cold-Engage Leads
OTHER
SITES
<0.1%
CONVERSION

CROZTOP, POINTERTOP'S FLAGSHIP PRODUCT, IS A *NEW TYPE* OF CROSS-INTERACTIVE WEBSITE

- In-Web Calls
- Instant Quotes
- Media Sharing
- Instant Contract Signing
- Whiteboard/ Scheduling


HomePoynt
START YOUR SEARCH TODAY
MacBook

Hot-Engage Users Directly on the Website


POINTERTOP
Fontera
Customer information
FORMS
Sales progress
Installed products
MacBook

POINTERTOP

FOUR KEY, *GAME-CHANGING* CLIENT BENEFITS

Sales Conversion Multiplier

Boost conversions by up to **20X** by engaging live leads rather than cold leads.

Reduced Cost-To-Serve

Use visual tools to assist in customer service sessions and reduce time-on-call.

Service as a Point of Differentiation

Provide human interaction and extend your service protocols to your website and stand out.

Increased Customer Convenience and Satisfaction

No more phone numbers, fax machines, emails back and forth, and prolonged research for your users.


CONNECT
Start Live Interaction
Would you like to see how CrozTop works?
communicating with an agent now using
PointerTop's own platform to get a live
customer-facing demo, while signing up on
spot to begin multiplying your own products'
sales!
CONNECT NOW

POINTERTOP

PLATFORM USE SCENARIOS

Sales Conversion Multiplier

Potential Scenario: Salesforce agent builds and quotes a solution for user on the spot rather than waiting for email-form response

Reduced Cost-To-Serve

Potential Scenario: AT&T Internet agent sends a customer the exact video explaining how to repair their modem after diagnosis rather than having to explain it verbally

Service as a point of Differentiation

Potential Scenario: A Nordstrom Personal Buyer builds an ensemble with a customer first on the web to then come and try on in-store

Increased Customer Convenience and Satisfaction

Potential Agent Phrases: "Meet me on our website when you're ready to sign"; "Jump on our website and I'll instantly send and explain the bill"; "Call me on our website any time."


Welcome to POINTERTOP
POINTERTOP
HOME
CROZTOP
VOZTOP
DIGITAL SERVICES
OUR PURPOSE
A WEB OF
BEGIN YOUR DIGITAL TRANSFORMATION NOW
LIVE IN-WEB DEMO
GET AN AGENT QUOTE
CUSTOMER SERVICE

POINTERTOP

POINTERTOP'S PRODUCTS ARE PART OF THE *FAST-GROWING* CLOUD CONTACT SOLUTION (CCS) MARKET


SAM
$9B
25% CAGR

Total Available Market
companies supplying sales service or customer service world-wide

Serviceable Available Market
Service-based companies using CCS

Serviceable Obtainable Market
companies in US and Mexico with a digital strategy and using CCS

Penetrated Market
US and Mexico small to mid-sized businesses with a digital strategy and using CCS

AS A SAAS BUSINESS WE WILL GENERATE *HIGH-MARGIN* MONTHLY RECURRING REVENUE

FORECASTED CLIENT ECONOMICS

Average Annual Price per Client	$5,220 (3 Corporate Seats)
Average Cost to Acquire	$1,305
Average Monthly Unit Price	$125 ($99/ $145/ $165)
Omnichannel Comparison	$150 ($100-$200)

DETAILS

Significant platform customization over time means low churn and no contracts required

POINTERTOP

OUR GO-TO-MARKET STRATEGY ENGAGES INDUSTRY DISTRIBUTION PARTNERS FOR *RAPID SCALING*

Target carriers and software platforms

Target distributors, digital marketing agencies, call centers, and VARS

Reach developed network of dealers and existing business clients such as auto dealerships, B2B, and financial services; also market directly digitally and at conferences



POINTERTOP

CROZTOP'S MAIN COMPETITION ARE ENHANCED CHAT APPLICATIONS

COMPETITIVE MATRIX

FEATURE	POINTERTOP	ZenDesk	Drift	Nuance	Vivoch
Storyboard scripting	★				
Agent controlled sessions	★				
Proactive engagement	✓	✓	✓	✓	✓
Multi-media sharing	★		Off-page	Off-page	
Co-browsing	Live View		Live View	✓	✓
Form / page push	✓			Off-page	✓
File Sharing	✓		Off-page	Off-page	
Scheduling	✓		Off-page	Off-page	
White Boarding	★				
In-Web Call	★				
3rd Party Integrations	2019	✓	✓	✓	✓
Macros				✓	✓
Automation/Chatbots	✓	Triggers	✓	✓	
Cross or Omni-channel	2019	✓		✓	

MEET OUR TEAM

EXECUTIVES

Jason Junge, CEO
25 years in Tech Strategy, 14 as Startup CEO
Prior: Microsoft, Director of Financial Strategy
BS MIT, MBA Kellog

Rafael Saavedra, CTO
CTO 14 years in Software Industry Startups
Harman Intl, Technology Director
BS Universidad Nacional, Colombia

Hugo Ramirez, Sales Mexico
Marketing Director for GM Central America.
Dealer Liaison Mazda Mexico.
BS Marketing/ MBA Tech de Monterrey.

ADVISORS

Michael Wolf
GP of Lobodos Ventures, AZ.
Co-founder of Viasoft and CEO of Pinnacle Cart.

Chandler Innovation Center
Tom Fulcher, Entrepreneur Coach
Christine Bailey, Program Director

POINTERTOP

COMPANY
FINANCIALS


REVENUES
2023
2022
2021
2020
2019
0
5000
10000
15000
20000
25000

FINANCIAL FORECAST (in 1,000's)

	2020	2021	2022	2023	2024	
Revenue	$39	$ 555	$3,075	$8,614	$23,614	91% GM
Total COA	$20	$ 340	$1,350	$3,400	$13,654	
Total Expenses	$88	$ 465	$3,530	$7,420	$19,032	
EBITDA	$-51	$ -250	$-824	$375	$ 4,582	20% Net
Installed Customers	40	300	1,300	3,500	10,000	

POINTERTOP

COMPANY STRUCTURE AND STATUS

CORPORATE STRATEGY

Company	Delaware C-Corp
Financing-to-date	$331,400
Intellectual Property	Patented
Exit	5-year horizon

- IPO—good opportunity to dominate Contact Center vertical market
- Strategic Partner Sale
  - CRM (e.g., Salesforce.com)
  - Low-touch eCommerce (e.g., Amazon)
  - Contact Center company (e.g., TouchCommerce)
  - Business web tool company (e.g., Google)

POINTERTOP

CrozTop is a powerful tool for your customer -facing agents.
We recommend a demo to understand it fully.

Contact Us Today

Transform Your Website, Transform your Business!

JJunge @PointerTop.com

602-345-0495

www.PointerTop.com

PRICING IS FLEXIBLE

No Contracts

$99	$145	$165
Concurrent User-Month	Concurrent User-Month	Concurrent User-Month
PROFESSIONAL	**CORPORATE**	**ENTERPRISE**

- Chatbot, in -web calling
- Unlimited Storyboard pages and tools
- Role routing
- 3 Storyboard pages, 3 tools
- Web Marketplaces
- Session transfers